Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
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                                 www.sewkis.com


                                                    April 28, 2014

VIA EDGAR

Ms. Deborah O'Neal Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:     AllianceBernstein Bond Fund, Inc.
                 -- AllianceBernstein Emerging Markets Debt Portfolio
                 -- AllianceBernstein Emerging Markets Corporate Debt Portfolio -- AllianceBernstein High Yield Portfolio
                 -- AllianceBernstein Mortgage Opportunities Portfolio
                 -- AllianceBernstein Credit Long/Short Portfolio
                 Post-Effective Amendment No. 123
                 File Nos. 2-48227 and 811-02383

Dear Ms. O'Neal Johnson:

            This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Emerging Markets Debt Portfolio, AllianceBernstein Emerging Markets Corporate Debt Portfolio, AllianceBernstein High Yield Portfolio, AllianceBernstein Mortgage Opportunities Portfolio and AllianceBernstein Credit Long/Short Portfolio (each a "Fund" and collectively the "Funds") as provided orally to Joanne A. Skerrett of this office on March 27, 2014. The Staff's comments and our responses are discussed below.

Prospectus
----------

Summary Information (All Funds")
--------------------------------

Comment 1:  Fees and Expenses of the Fund - Shareholder Fees: The sales charge for Class A shares reflected under "Shareholder Fees" for Contingent Deferred Sales Charges ("CDSCs"), currently reading "None", should be 1% as is stated in the footnote (a) and footnote (a) should instead explain the circumstances upon which no CDSC will occur. Please update the performance information if appropriate to reflect the CDSC.

Response:   The CDSC for Class A shares is not charged to a typical investor and only applies when no front-end sales charge is assessed. We believe it would be misleading to include it in the table. We will not revise footnote (a) or the table in response to this comment.

Comment 2:  Fees and Expenses of the Fund - Exchange Fee: Please consider deleting the line item since the amounts are None for each share class.

Response:   The line item in the table is intended to highlight a fee that is not charged by the Funds in contrast to other Funds with such a fee.
            The Funds wish to retain this disclosure.

Comment 3:  Fees and Expenses of the Fund - Acquired Fund Fees and Expenses:
            Please confirm that any Acquired Fund Fees and Expenses will be reflected in the table.

Response:   The Funds do not expect Acquired Fund Fees and Expenses to exceed one basis point and will not include such expenses in the Fees and Expenses tables.

Comment 4:  Fees and Expenses of the Fund - Fee Waiver and/or Expense
            Reimbursement: Please confirm that the fee waiver will continue at least one year from the effective date of the Prospectus.

Response:   The Funds confirm that the fee waiver will continue for at least one year from the effective date of the Prospectus.

Comment 5.  Examples - Please add a separate row in the table for the Class C shares in order to reflect the increased expense caused by the contingent deferred sales charge ("CDSC").

Response:   We will revise the Examples tables to reflect the increased expenses caused by the CDSC.

Comment 6:  Principal Strategies: Please describe in this section all of the derivatives instruments the Funds intend to use to carry out their investment objectives and the risks of such investments.

Response:   All derivative instruments the Funds intend to use as a principal investment strategy have been disclosed. The Prospectus will not be revised in response to this comment.

Comment 7:  Principal Strategies: Please provide disclosure in the Principal
            Strategies section stating that each Fund is non-diversified.

Response:   We will revise the Principal Strategies sections in response to this comment.

Comment 8:  Principal Strategies: Please describe in this section the Fund's maturity standards. If the Fund does not have a maturity standard then disclose that the Fund may invest in securities of all maturities.

Response:   We will revise the Prospectus for the AllianceBernstein Emerging
            Markets Debt Portfolio and AllianceBernstein Emerging Markets
            Corporate Debt Portfolio in response to this comment. The three other Funds currently disclose their maturity standards.

Comment 9:  Principal Risks: Please provide disclosure in the Below Investment
            Grade Securities Risk factor that describes the speculative nature of junk bonds.

Response:   We will not revise the Principal Strategies sections in response to this comment, as we believe the current disclosure is adequate.

AllianceBernstein Credit Long/Short Portfolio
---------------------------------------------

Comment 10: Fees and Expenses of the Fund - Other Expenses: Please delete one of the items listed under Other Expenses. The Form N-1A Instructions allow only three sub-headings under this heading.

Response:   The table currently shows three sub-headings under "Other Expenses"
            (Transfer Agent; Interest Dividend Expense, Borrowing Costs and
            Brokerage Expense on Securities Sold Short; and Other Expenses) and will not be revised in response to this comment.

Additional Information About the Funds' Risks and Investments
-------------------------------------------------------------

Comment 11: If the Funds invest in credit default swap agreements ("CDS"), or intend to write CDS, please confirm to the Staff that, in case of default, the Funds will cover the full notional value of the CDS they write.

Response:   The Funds cover their positions in accordance with the 1940 Act, the rules thereunder and SEC and Staff interpretative guidance.

Comment 12: Regarding total return swaps, please acknowledge to the Staff that the Funds are aware of the provisions on asset coverage discussed in Investment Company Act Release 10666 (April 18, 1979) ("Release 10666") and that the SEC may issue further guidance on such transactions that could affect the Funds' operations.

Response:   The Funds acknowledge that they are familiar with the provisions discussed in Release 10666 and that further SEC guidance on total return swaps could affect the Funds' operations.

Comment 13: Please confirm to the Staff that all interest and expenses associated with short sales will be included in the Fees and Expenses table.

Response:   The Funds confirm that, to the extent applicable, all fees and expenses associated with short sales will be included in the Fees and Expenses tables.

Performance of Similarly Managed Accounts
-----------------------------------------

Comment 14: Please confirm to the Staff that only entire accounts are being included in the prior performance.

Response:   In certain instances, a segment of a registered investment company or other pooled investment vehicle ("Vehicle") may be managed by the portfolio managers of a Fund consistent with the investment strategies of the Fund, while other segments of the Vehicle may be managed by other persons pursuant to a different strategy or strategies. These clearly defined segments are treated as separate
            "accounts" by the Adviser for accounting, performance reporting and similar purposes, and the Adviser believes that it would not be appropriate to exclude the performance of these "accounts" from the Similarly Managed Account performance information. We will, however, delete the reference in the Prospectus to "portions" of investment vehicles because the disclosure could be viewed as indicating that less clearly defined account segments are also included in the performance data presented.

Comment 15: Please confirm to the Staff that no other Similarly Managed Accounts managed by the Adviser were omitted from the prior performance.

Response:   This is to confirm that the prior performance includes all fee-paying Similarly Managed Accounts managed by the Adviser.

Comment 16: Please confirm to the Staff that any existing differences among the investment objectives, policies and strategies of the Similarly Managed Accounts used to show prior performance do not change the conclusion that the Similarly Managed Accounts are substantially similar.

Response:   This is to confirm that any differences among the investment objectives, policies and strategies of the Similarly Managed
            Accounts used to show prior performance do not change the conclusion that the Similarly Managed Accounts are substantially similar.

                                     * * *

      We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) each Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                       Sincerely,

                                                       /s/ Joanne A. Skerrett
                                                       -------------------------
                                                           Joanne A. Skerrett


cc:   Emilie D. Wrapp, Esq.
      Eric Freed, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.